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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann
	Name: Title:	Dirk Lohmann CEO

By:	/s/ Christian Felderer
	Name: Title:	Christian Felderer Group General Counsel

Date: January 27, 2003

Converium Holding Ltd, Zug
Zug, Switzerland — January 27, 2003 — Converium Holding Ltd, today reports on the Announcement of Converium Ltd, Zurich regarding the Settlement with the Excluded Minority Shareholders. Converium has been listed on the SWX Swiss Exchange (SWX: CHRN) and New York Stock Exchange (NYSE: CHR) since December 2001.

Converium AG, Zurich (CH)

Announcement
Regarding the Settlement with the Excluded
Minority Shareholders

of

Converium Rückversicherung (Deutschland) AG
(previously: Zürich Rückversicherung (Köln) AG)

—	International Securities Identification Number: 840 140 —
—	–ISIN DE0008401407–

The ordinary shareholders’ meeting of Converium Rückversicherung (Deutschland) AG on November 21, 2002 resolved to transfer the stocks of the minority shareholders of Converium Rückversicherung (Deutschland) AG to Converium AG, Zurich (Switzerland) as the principal shareholder in return for cash compensation according to §§ 327 a ff. AktG (the German Stock Corporation Law) as follows:

“The stocks of the minority shareholders of Converium Rückversicherung (Deutschland) AG shall, according to the procedure for exclusion of minority shareholders (§§ 327a ff. AktG), receive cash compensation in the amount of €1,912.10 for each individual stock held in Converium Rückversicherung (Deutschland) AG that is transferred to Converium AG, Zurich (Switzerland).”

     The transfer resolution was entered into the commercial register of Converium Rückversicherung (Deutschland) AG on January 8, 2003 at the District Court of Cologne. Consequently, all stocks of the minority shareholders of Converium Rückversicherung (Deutschland) AG have been transferred to Converium AG, Zurich (Switzerland). Stock certificates (these still bear the name Zürich Rückversicherung (Köln) AG) exclusively certify the right to cash compensation until their submission to Converium AG, Zurich (Switzerland).

     Interest shall accrue on the cash compensation starting from the date of the entry of the transfer resolution into the commercial register of Converium Rückversicherung (Deutschland) AG at an annual rate of 2 percent above the base interest rate.

Converium AG, Zürich (Switzerland) has set the cash compensation to be granted according to § 327 b AktG to the excluded minority shareholders at €1,912.10 for no-par-value share of Converium Rückversicherung (Deutschland) AG. The appropriateness of the compensation was examined and confirmed by Susat & Partner OHG Wirtschaftsprüfungsgesellschaft, Hamburg, functioning as a court-appointed expert auditor.

For excluded shareholders who keep their stocks of Converium Rückversicherung (Deutschland) AG in a separate custody of securities at a banking institution, nothing needs to be done with respect to receiving the cash compensation. They will be credited with the compensation in return for the removal of their stocks via their depository bank.

The excluded shareholders of Converium Rückversicherung (Deutschland) AG who keep their stocks themselves are asked to submit their stocks with dividend coupons no. 5 through 20 and renewal coupon to receive cash compensation from January 27, 2003, through April 28, 2003

at a domestic branch of Commerzbank AG, Frankfurt am Main, during normal business hours or to submit their shares at a financial institution of their choosing and provide their bank details for the purpose of transferring the cash compensation. After submission of the effective stock certificates, the shareholders will receive the cash compensation without delay after the normal processing necessary in connection with the submission of effective stock certificates has been performed.

The receipt of the cash compensation is free of any commission or fees for the excluded minority shareholders of Converium Rückversicherung (Deutschland) AG.

We will place compensation amounts that are not claimed by April 28, 2003 by the individuals with the right to compensation with the corresponding district court in Cologne—depository office—with renunciation of the right to reclaim the amounts and approve payment with the instruction that the right to claim compensation be proven through the submission and transfer of the stock certificates to the depository.

In the event that in the course of a judicial judgement according to §§ 327 f, 306 AktG a higher compensation is specified under law, a corresponding supplement to the compensation will be granted to all minority shareholders of Converium Rückversicherung (Deutschland) AG excluded as a result of the transfer resolution.

Zurich, January 2003

Converium Ltd, Zurich (Switzerland)
The Board

Enquiries:

Michael Schiendorfer Media Relations Manager	Zuzana Drozd Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57 Mobile: +41 (0) 79 307 70 50 Fax: +41 (0) 1 639 76 57	Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20